The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

June 10, 2025

To Whom It May Concern

Company name: Hino Motors, Ltd.

Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,

(Code Number: 7205 TSE, Prime, NSE, Premier)

Contact Person: Makoto Iijima, General Manager,

Corporate Communications Dept, Public Affairs Div.
Phone: (042)586-5494

Notice Concerning Execution of Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation

As Hino Motors, Ltd. (the “Company”) has announced in its press releases titled “Notice Concerning Execution of a Memorandum of Understanding Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation” dated May 30, 2023 (the “Press Release dated May 30, 2023”) and “Notice Concerning Progress of Collaboration based on a Memorandum of Understanding Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation”, the four companies, the Company, Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”), Toyota Motor Corporation (the parent company of the Company; “Toyota”), and Daimler Truck AG (the parent company of MFTBC; “Daimler Truck”), have executed a memorandum of understanding (the “MOU”) regarding the business integration (the “Business Integration”) between the Company and MFTBC on May 30, 2023, and have been holding discussions and deliberations.

The Company hereby announces that, at its Board of Directors meeting held today, the Company has resolved to execute a business integration agreement (the “Business Integration Agreement”) regarding the Business Integration and that the Company, MFTBC, Toyota and Daimler Truck have entered into the Business Integration Agreement as of today, as follows.

1. Purpose of the Business Integration

Common to the corporate philosophies of all four companies, the Company, MFTBC, Toyota and Daimler Truck, is the desire to “contribute to a prosperous society through mobility”. To continue to be an essential force for transformation in the world, the four companies intend to promote the use of environmentally friendly vehicles and increase the value of mobility in global social systems.

Commercial vehicles, which support our daily lives by moving people and goods, are an important form of mobility that can be considered a form of social infrastructure. To create a prosperous mobility society through the use of commercial vehicles, we must solve pending challenges, such as how to achieve carbon neutrality and more efficient logistics. Doing so will require significant investment. As the number of commercial vehicles is smaller than that of passenger cars, it is extremely difficult for each of Japan’s commercial vehicle manufacturers to respond to the Japanese market on their own. To protect the automotive industry and jobs in Japan and Asia, including the Company, we must increase our competitiveness by improving our operational efficiencies in development and production.

By joining forces, the Company and MFTBC aim to enhance the competitiveness of Japanese truck manufacturers, helping to strengthen the foundation of the Japanese and Asian automotive industries. In this way, the Integrated Company aims to make a meaningful and lasting contribution to society and to stakeholders.

Since announcing the execution of the MOU in May 2023, the companies have discussed and investigated the potential synergies that the integration of the Company and MFTBC (the “Integrated Company”) could offer to customers, shareholders, employees and society. Having confirmed that the industrial logic behind the integration is sound, the companies now aim to complete the Business Integration with the scheduled closing date set on April 1, 2026.

<Collaboration details>

■	The Company and MFTBC will integrate on an equal footing and collaborate in the areas of commercial vehicle development, procurement, and production.
■	Daimler Truck and Toyota will each aim to own 25% of the (listed) Integrated Company.
■	The Integrated Company plans to own 100% of the Company and MFTBC

2. Summary of the Business Integration

(1) Method of the Business Integration

In the Business Integration Agreement, the Company, MFTBC, Toyota and Daimler Truck have agreed on the method of the Business Integration as outlined below. Please also refer to the reference diagram below for the method of the Business Integration.

(i)	The Company will establish a corporation (the Integrated Company) as its wholly-owned subsidiary (Note 1).
(ii)	The Company will issue its common shares and class A shares to Toyota through a third-party allotment (the “Third-Party Allotment”). The Third-Party Allotment is intended (a) to use its proceeds to repay the borrowing from Toyota, the parent company of the Company, and to reduce the Company’s debt to Toyota, thereby improving the Company’s financial position, including strengthening its capital and improving its equity ratio, in order to facilitate the Business Integration and (b) to adjust the voting rights ratio of Toyota in the Integrated Company after the Business Integration to 19.9% (Note 2) by utilizing non-voting class shares. For details, please refer to “Notice Concerning Issuance of Common Shares and Class A Shares by Way of Third-Party Allotment” dated today.
(iii)	Toyota and Daimler Truck will adjust their respective shareholdings (partial transfer of MFTBC shares from Daimler Truck to Toyota) so that their respective shareholding ratios in the Integrated Company after the Business Integration will be equal (the “Shareholding Adjustment”).
(iv)	A share exchange (the “Share Exchange”) will be implemented so that (a) the Integrated Company shall become a wholly-owning parent company and (b) the Company shall become a wholly-owned subsidiary. Upon the Share Exchange, the Company will become a wholly-owned subsidiary of the Integrated Company, and the shareholders of the Company will acquire shares of the Integrated Company. For details of the Share Exchange, please refer to “3. Share Exchange” below.
(v)	A share delivery (the “Share Delivery”) will be implemented so that the Integrated Company shall acquire all the shares of MFTBC held by all the shareholders of MFTBC. Upon the Share Delivery, it is intended that MFTBC will become a wholly-owned subsidiary of the Integrated Company, and the shareholders of MFTBC will acquire shares of the Integrated Company. For details of the Share Exchange, please refer to “4. Share Delivery” below.

(vi)	The Integrated Company will acquire and cancel all shares of the Integrated Company to be held by the Company through share repurchase or dividend in kind, etc.
(vii)	The common shares of the Integrated Company will be listed on the Prime Market of the Tokyo Stock Exchange.
(viii)	Toyota and Daimler Truck aim to reduce their respective shareholding ratios in the Integrated Company to 25% each of the total issued shares of the Integrated Company in order to increase the tradable share ratio of the common shares of the Integrated Company (voting rights ratio: Toyota 19.9% (Note 2), Daimler Truck 26.7%) at the same time, immediately after, or some time following the effective date of the Business Integration, through a method mutually agreed upon between Toyota and Daimler Truck (for example, through a secondary public offering of the shares of the Integrated Company) within a certain period following the effective date of the Business Integration as mutually agreed upon by Toyota and Daimler Truck (the “Shareholding Ratio Adjustment Transaction”).

(Note 1)      A preparatory company for the Business Integration has already been established as of today.

(Note 2)     While Toyota will no longer be the parent company of the Company as a result of the Business Integration, given that Toyota is engaged in the light-duty truck business in Japan, from the viewpoint of respecting the independent business operations of the Integrated Company and in light of competition law, it has been determined that it would be appropriate to set the ratio of Toyota’s voting rights in the Integrated Company to be less than 20%.

※Reference Diagram

(i) Current status	(ii) Third-Party Allotment and repayment of borrowing obligations
Toyota Minority shareholders Daimler Truck MFTBC shareholders other than
Dimler Truck Company MFTBC Integrated Company Toyota Minority
shareholders Company Cash payment relating to the Third-Party Allotment (Allocated to a part of borrowed money) Issuance of common shares and non-voting class shares
(iii) Adjustment of shareholdings	(iv) Share Exchange
Minority shareholders Toyota Daimler Truck MFTBC shareholders other than
Dimler Truck   Integrated Company MFTBC Company Minority shareholders Toyota Daimler Truck MFTBC shareholders other than
Dimler Truck Company MFTBC Integrated Company
(v) Share Delivery	(vi) Share repurchase or dividend in kind, etc.
MFTBC Company Integrated Company MFTBC shareholders other than
Dimler Truck   Minority shareholders Toyota Daimler Truck MFTBC Company Integrated Company   MFTBC shareholders other than
Dimler Truck Minority shareholders Toyota Daimler Truck

(2) Schedule for the Business Integration

The schedule for the Business Integration shall be as below. Such schedule is based on current expectations and may change in the future depending on the progress of obtaining necessary clearances and regulatory approvals under competition and other laws and regulations in relation to the Business Integration, investigations by authorities or litigation and the like, surrounding the issues regarding the certification on gas emission and fuel efficiency of the Company’s engines (the “Engine Issues”), the status of satisfaction of the conditions precedent in respect of the Business Integration, as provided for in the Business Integration Agreement (including the implementation of the Third-party Allotment and the withdrawal of the Company’s business from certain sanctioned countries) or other reasons.

Execution of the MOU	May 30, 2023
Resolution of a meeting of the Company’s Board of Directors regarding the execution of the Business Integration Agreement	Today
Execution of the Business Integration Agreement	Today

Date of public announcement of the record date for the general meeting of shareholders of the Company to approve the share exchange agreement (the “Share Exchange Agreement”) pertaining to the Share Exchange

Around September 2025 (scheduled)
Record date for the general meeting of shareholders of the Company to approve the Share Exchange Agreement	September 30, 2025 (scheduled)
Execution of the Share Exchange Agreement	To be executed in or around November 2025 if the general meeting of shareholders of the Company to approve the Share Exchange Agreement is held around November 2025.
Preparation of the share delivery plan for the Share Delivery (the “Share Delivery Plan”)	To be prepared in or around November 2025
General meeting of shareholders of the Company to approve the Share Exchange Agreement	To be held in or around November 2025 (scheduled)
General meeting of shareholders of the Integrated Company to approve the Share Exchange Agreement	To be held in or around November 2025 if the general meeting of shareholders of the Company to approve the Share Exchange Agreement is held around November 2025.
General meeting of shareholders of the Integrated Company to approve the Share Delivery Plan	To be held in or around November 2025.
Date of application for transfer of the shares of MFTBC in connection with the Share Delivery	Undetermined
Effective date of the Business Integration (effective date of the Share Exchange and the Share Delivery)	April 1, 2026 (scheduled)

(3) Exchange ratio with respect to the Share Exchange and delivery ratio with respect to the Share Delivery

Regarding the Share Exchange, one (1) common share and one (1) class A share of the Integrated Company will be allotted and delivered per common share and class A share (to be issued by way of the Third-Party Allotment) of the Company. For details, please refer to “(4) Details of allotment pertaining to the Share Exchange” in “3. Share Exchange” below.

Regarding the Share Delivery, the Company, MFTBC, Toyota and Daimler Truck have agreed that as of December 31, 2024 (the “Share Delivery Ratio Reference Date”), the equity value ratio of the Company and MFTBC (the equity value ratio of MFTBC’s shares assuming the equity value of the Company is 1; the “Equity Value Ratio”) shall be 1.00:1.70 and that 310 shares of common share of the Integrated Company shall be allocated for one (1) share of common share of MFTBC based on such Equity Value Ratio (such share delivery ratio is hereinafter referred to as the “Share Delivery Ratio”. In addition, the Share Delivery Ratio has been agreed upon considering the number of shares to be issued by way of the Third-Party Allotment.). Since the announcement titled “Misconduct concerning Engine Certification” dated March 4, 2022, the Company has disclosed the Engine Issues (please refer to the series of announcements published under the heading “List of Notices to Customers and Announcements regarding the Company’s Certification Issues” (Japanese website: https://www.hino.co.jp/corp/news/2023/ninshohusei_tokusetsu.html on the Company’s website and the Company’s 112th annual securities report dated June 26, 2024 and other materials). Based on the fundamental concept that the shareholders of MFTBC should not bear the risks concerning the Engine Issues, the equity value of the Company, which forms the basis for calculation of the Share Delivery Ratio, reflects the amount of liabilities related to the Engine Issues recorded as provisions and other liabilities as of the Share Delivery Ratio Reference Date, including the provisions for the Engine Issues for North America recorded on the Interim Consolidated Financial Statements for the fiscal year ending March 2025. For details, please refer to “(4) Details of allotment pertaining to the Share Exchange” in “4. Share Delivery” below.

(4) Special indemnification for the Engine Issues

In addition to general indemnification for breach, etc., of representations and warranties, if, after the Share Delivery Ratio Reference Date, any contingent liabilities related to the Engine Issues that are not recorded as provisions or other liabilities as of the Share Delivery Ratio Reference Date materialize and thereby cause any loss to the Integrated Company, the Company, MFTBC or Daimler Truck or other shareholders of MFTBC that will execute agreements to participate in the Business Integration Agreement and thereby become shareholders of the Integrated Company (including Daimler Truck, hereinafter the “Indemnifiable Shareholders of MFTBC”), the Integrated Company and the Company will owe a monetary indemnity obligation of a certain amount to the Indemnifiable Shareholders of MFTBC for such loss (if any part of such loss is recorded as provisions as of the Share Delivery Ratio Reference Date, limited to the amount that exceeds the relevant provisions). The loss to be indemnified includes impairment of the value of shares of the Integrated Company held by the Indemnifiable Shareholders of MFTBC due to any loss incurred by the Integrated Company, the Company or MFTBC (including impairment due to payment of indemnification money for the special indemnification) and the tax burden incurred by the Indemnifiable Shareholders of MFTBC as a result of their receipt of indemnification money (however, any potential liabilities (a) arising from the Engine Issues that were accrued, incurred, or paid between the Share Delivery Ratio Reference Date and the effective date of the Business Integration and (b) that were not recorded as provisions or other liabilities as of the Share Delivery Ratio Reference Date shall not be subject to the indemnification for tax burden, to the extent of the cumulative amount not exceeding 30 billion yen). Each of the Indemnifiable Shareholders of MFTBC will be entitled to claim indemnification for such loss in proportion to their respective shareholdings in the Integrated Company at the time of claiming indemnification (however, in the case of potential liabilities arising from the Engine Issues

(a) that were accrued, incurred, or paid between the Share Delivery Ratio Reference Date and the effective date of the Business Integration and (b) that were not recorded as provisions or other liabilities as of the Share Delivery Ratio Reference Date, the indemnification will be in proportion to their respective shareholdings in the Integrated Company at the time of completion of the Shareholding Ratio Adjustment Transaction; on the assumption that the Shareholding Ratio Adjustment Transaction has been completed, to the extent of the cumulative amount not exceeding 30 billion yen. Furthermore , if the Indemnifiable Shareholders of MFTBC directly incurs a loss resulting from the Engine Issues, the indemnification for the Indemnifiable Shareholders of MFTBC shall cover the full amount of such loss). The claim period for this special indemnification is 15 years from the effective date of the Business Integration.

(5) Risks related to success of the Business Integration and the relevant terms

As disclosed previously (please refer to the series of announcements published under the heading “List of Notices to Customers and Announcements regarding the Company’s Certification Issues” (Japanese website: https://www.hino.co.jp/corp/news/2023/ninshohusei_tokusetsu.html) on the Company’s website and the Company’s 112th annual securities report dated June 26, 2024 and other materials), the U.S. Department of Justice and other U.S. authorities have been conducting investigations with respect to potential violations of relevant laws and regulations regarding the certification of the Company’s Model Year 2010 to Model Year 2019 engines for the U.S. market. As disclosed on January 16, 2025, the Company reached a plea agreement with the U.S. Department of Justice on the same date, to resolve its criminal investigations and also reached an agreement on consent decree with the U.S. federal and California government authorities for consolidated civil resolutions. The plea agreement and the consent decree have been approved by the court and are now in effect. In addition, a lawsuit naming the Company and its subsidiaries as defendants in a class action lawsuit has been filed at the U.S. District Court for the Southern District of Florida, claiming damages related to the Company’s vehicles sold in the United States from 2004 to 2021. As disclosed on October 25, 2023, on the same date, the Company and its subsidiaries executed a settlement agreement for a total amount of USD 237.5 million, with persons who purchased or leased on-road vehicles sold or leased in the United States with the Company’s engines from and including engine Model Year 2010 to engine Model Year 2019. A final approval of the settlement agreement by the court was issued on April 1, 2024. Also in Canada, two lawsuits naming the Company and its subsidiaries as defendants in class action lawsuits have been filed and the Company and its subsidiaries executed a settlement agreement for a total amount of CAD 55 million on November 13, 2024, with persons who purchased or leased on-road vehicles sold or leased in Canada with the Company’s engines from and including engine Model Year 2010 to engine Model Year 2019. This settlement agreement was approved by the Supreme Court of British Columbia on May 6, 2025, and will be finalized subject to approval by the Superior Court of Quebec. In addition, two lawsuits naming the Company and its subsidiary as defendants in representative action lawsuits have also been filed in Australia, and the Company and its subsidiary executed a settlement agreement for a total amount of AUD 87 million on February 14, 2025, with persons who or which by April 17, 2023, purchased, leased or otherwise acquired an interest in Australia in the Company’s branded vehicle fitted with a diesel engine that was manufactured during the period from January 1, 2003 to August 22, 2022. This settlement agreement is expected to be finalized upon receiving the final approval by the court. Furthermore, as disclosed on March 31, 2025, in New Zealand, a lawsuit naming the Company as defendant in a class action lawsuit has been filed, and it is possible that other similar lawsuits may be filed in the United States, Australia, Canada, New Zealand and other jurisdictions in the future.

Regarding the financial impact on the Company in connection with these matters, as a loss related to the certification issue of engines for North America, the Company has recorded an extraordinary loss for losses related to certification in North America in the interim consolidated financial statements for the fiscal year ending March 31, 2025 that cover the costs associated with the potential resolution of the certification issues with the U.S. authorities and the settlement money of the class action lawsuits in Canada, to the extent that the Company was able to make a reasonable estimation at the time of preparing the interim consolidated financial statements for the fiscal year ending March 31, 2025. In addition, the loss recorded as described above does not include costs that the Company may incur in connection with certification issues in countries other than the United States and settlement money, etc. for lawsuits filed in countries other than Canada. Administrative and criminal penalties, such as fines imposed as a result of the investigations by the aforementioned authorities, claims for damages and market action may have a material adverse effect on the Company’s management, financial condition and cash flow position.

Depending on the extent of the financial impact and the timing at which it becomes known, there are risks that (i) the conditions precedent for the closing of the Business Integration Agreement may not be satisfied, and as a result, the implementation of the Business Integration may not be achieved, and (ii) pursuant to the Business Integration Agreement, the Integrated Company and the Company may be responsible for special indemnification to the Indemnifiable Shareholders of MFTBC. These risks may have a material effect on whether the Business Integration is successfully implemented and the relevant terms.

Additionally, the implementation of the Business Integration may not be achieved due to the inability to obtain the necessary clearances and regulatory approvals under competition and other laws and regulations and a failure to satisfy the conditions precedent for the Business Integration as provided in the Business Integration Agreement (including the implementation of the Third-Party Allotment and the withdrawal of the Company’s business from certain sanctioned countries).

In addition, if the consolidated net interest-bearing debt etc. or net working capital of the Company or MFTBC as of the day immediately before the effective date of the Business Integration exceeds or falls below a certain threshold in relation to the forecast amount agreed upon in the Business Integration Agreement, the difference between the actual amount and such forecast amount shall be compensated as follows: if the difference arises for the Company, the Integrated Company and the Company will owe a monetary indemnity obligation of a certain amount to Daimler Truck; if the difference arises for MFTBC, Daimler Truck will owe a monetary payment obligation of a certain amount to MFTBC (In cases where the Integrated Company and the Company owe a monetary payment obligation to Daimler Truck, any impairment of the value of the shares of the Integrated Company held by Daimler Truck due to the payment for the relevant monetary payment obligation is subject to the payment obligation.)

(6) Matters related to the listing of the shares after the Business Integration

As of today, the Company’s common shares are listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of the Nagoya Stock Exchange. It is expected that the common shares of the Integrated Company will be listed on the Prime Market of the Tokyo Stock Exchange as of the effective date of the Business Integration upon the implementation of the Business Integration (the Company does not plan to apply for the Technical Listing on the Premier Market of the Nagoya Stock Exchange). Since the Company will become a wholly-owned subsidiary of the Integrated Company upon the Business Integration, the common shares of the Company are scheduled to be delisted; however, the shareholders of the Company are scheduled to receive the shares of the Integrated Company upon the Business Integration.

Since the Business Integration will be conducted with MFTBC, which is a private company, there is a possibility that the common shares of the Integrated Company may fall under “An Issue in a Grace Period pertaining to Delisting regarding Ceasing to be a Substantial Survivor due to Merger, etc.” based on the delisting criteria of the Tokyo Stock Exchange (Prime Market). The Company will do its best to ensure that such shares of the Integrated Company are judged to be in compliance with the criteria equivalent to the initial listing examination within the grace period, even if such shares are designated as the issue above.

In order to increase the tradable share ratio of the Integrated Company to be 35% or more, which would meet the criteria for maintaining a listing on the Prime Market of the Tokyo Stock Exchange, Toyota and Daimler Truck intend to reduce their respective shareholding ratios in the Integrated Company by the Shareholding Ratio Adjustment Transaction so that each company’s shareholding ratio in the Integrated Company will be 25% of the total issued shares.

(7) Status of the Integrated Company after the Business Integration

Integrated Company
(a)	Name	The name as of the Business Integration will be determined closer to the date of the Business Integration.
(b)	Address	The address as of the Business Integration will be determined closer to the date of the Business Integration.
(c)	Name and Title of Representative	As of the Business Integration, there will be two (2) representative directors, one (1) of which, Karl Deppen, will assume the office of the CEO and representative director.
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)
(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.
(f)	Fiscal Year End	March 31
(g)	Net Assets	Not determined at present.
(h)	Total Assets	Not determined at present.
(i)	Governance Structure	The Integrated Company will be a company with an audit and supervisory committee and in addition to directors and a general meeting of shareholders, will have a board of directors, an audit and supervisory committee, and an accounting auditor. In addition, the Integrated Company will also establish a board of executive officers, a voluntary nomination committee, and a voluntary compensation committee, etc.
(j)	Board of directors at the time of the Business Integration	The board of directors of the Integrated Company at the time of the Business Integration shall consist of one (1) director nominated by Daimler Truck (who will also serve as an audit and supervisory committee member), one (1) executive director nominated by the Company, one (1) executive director nominated by MFTBC, and one (1) executive director to be determined by mutual agreement among the four companies, four (4) independent outside directors (three (3) of whom will also serve as audit and supervisory committee members), and one (1) director (who will also serve as an audit and supervisory committee member), totaling nine (9) members.

(k)	Right to appoint directors, etc., after the Business Integration

After the Business Integration, as long as Daimler Truck holds 10% or more of the voting rights of the Integrated Company, Daimler Truck shall have the right to nominate one (1) director (who shall also serve as an audit and supervisory committee member and a nomination committee member at the least) of the Integrated Company.

After the Business Integration, as long as Toyota holds 10% or more of the voting rights of the Integrated Company, the Integrated Company or Daimler Truck may, at any time, request Toyota to recommend or introduce one (1) candidate who is an audit and supervisory committee member for director (a “Toyota Background Candidate”). The Integrated Company may, at its discretion, appoint a Toyota Background Candidate as a director of the Integrated Company.

After the Business Integration, as long as Daimler Truck holds 10% or more of the voting rights of the Integrated Company, the Integrated Company shall ensure that the number of independent outside directors shall not fall below the total number of executive directors and directors appointed by Daimler Truck and the Toyota Background Candidate by two (2) or more, unless the four companies separately agree otherwise.

(l)	Lock-up and right of first refusal	In principle, Toyota and Daimler Truck may not transfer their shares of the Integrated Company (excluding the Shareholding Ratio Adjustment Transaction, etc. Toyota and Daimler Truck will each hold a 25% stake of the total issued shares of the Integrated Company after the Shareholding Ratio Adjustment Transaction.) for a 60-month period from the effective date of the Business Integration (the “Lock-up Period”), and have agreed that they may transfer their shares of the Integrated Company after the Lock-up Period has lapsed. On the other hand, Toyota and Daimler Truck have agreed in principle to grant each other a right of first refusal with respect to the transfer of the shares.

Other details of the Integrated Company and other statuses after the Business Integration will be determined through discussions between the four companies, the Company, MFTBC, Toyota and Daimler Truck.

3. Share Exchange

(1) Purpose of the Share Exchange

Please refer to “1. Purpose of the Business Integration” above.

(2) Method of the Share Exchange

As described in “(1) Method of the Business Integration” in “2. Summary of the Business Integration” above, this is a share exchange in which the Integrated Company is the wholly-owning parent company resulting from the Share Exchange and the Company is the wholly-owned subsidiary resulting from the Share Exchange. The Share Exchange is scheduled to be implemented subject to the effectuation of the Third-Party Allotment, following the approval of the Share Exchange Agreement at the respective general meetings of shareholders of the Company and the Integrated Company, after the execution of the Share Exchange Agreement.

(3) Schedule of the Share Exchange

Please refer to “(2) Schedule of the Business Integration” in “2. Summary of the Business Integration” above.

(4) Details of allotment pertaining to the Share Exchange

	Integrated Company (Wholly-owning parent company resulting from the Share Exchange)	Company (Wholly-owned subsidiary resulting from the Share Exchange)
Allotment ratio for the Share Exchange	1	1
Number of shares to be delivered in the Share Exchange	Common shares of the Integrated Company: 845,069,890 shares (planned) Class A shares of the Integrated Company: 175,512,774 shares (planned)
(Note)	1. Allotment ratio for the Share Exchange

Based on the Share Exchange Agreement to be executed in the future, one (1) common share and one (1) class A share of the Integrated Company will be allotted and delivered per common share and class A share (to be issued by way of the Third-Party Allotment) of the Company, respectively.

2.   Number of shares to be delivered in the Share Exchange

The Integrated Company, upon the Share Exchange, plans to allot and deliver 845,069,890 common shares and 175,512,774 class A shares of the Integrated Company. The number of such shares is the planned number of shares calculated by subtracting the number of treasury shares (426,758 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of March 31, 2025, and adding the number of shares to be issued by way of the Third-Party Allotment (270,915,798 common shares and 175,512,774 class A shares).

In addition, with respect to the treasury shares held by the Company (including treasury shares to be acquired by the Company in response to an exercise of appraisal rights under Article 785 of the Companies Act upon the Share Exchange) as of the time immediately before the time on which the Integrated Company acquires all of the Company’s issued shares through the Share Exchange (the “Reference Time”), the Company plans to cancel all of such treasury shares at the Reference Time by a resolution of the Board of Directors to be held by the day immediately before the effective date of the Share Exchange. The total number of shares of the Integrated Company to be allotted and delivered upon the Share Exchange may be changed in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.

3.   Treatment of shares constituting less than one unit

The Company’s shareholders who are allotted common shares of the Integrated Company constituting less than one unit (100 shares) (the “Shares Less than One Unit”) upon the Share Exchange may not sell their Shares Less than One Unit on any stock exchanges. The Company’s shareholders who hold the Shares Less than One Unit of the Integrated Company may, pursuant to the provisions of Paragraph 1 of Article 192 of the Companies Act, demand that the Integrated Company purchase the Shares Less than One Unit that they hold.

4.   Treatment of fractions less than one share

Not applicable.

5.   Outline of class A share of the Integrated Company

The terms of the class A shares of the Integrated Company will be the same as those of the class A shares to be issued by the Company by way of the Third-Party Allotment.

(5) Treatment of stock acquisition rights and bonds with stock acquisition rights in association with the Share Exchange

Not applicable.

(6) Grounds for details of allotment pertaining to the Share Exchange

The share exchange ratio shall be set at 1:1 because the Share Exchange is intended to implement the Business Integration solely for the purpose of reversing the wholly-owned parent-subsidiary relationship, so that the Integrated Company, which will first be established as a wholly-owned subsidiary of the Company, will then become the wholly-owning parent company resulting from the Share Exchange and the Company will become a wholly-owned subsidiary resulting from the Share Exchange. Therefore, the Company did not obtain a calculation report on the share exchange ratio for the Share Exchange from a third-party valuation institution independent of the Integrated Company and the Company.

(7) Outline of the Parties to the Share Exchange

		Wholly-owning parent company resulting from the Share Exchange (the Integrated Company)	Wholly-owned subsidiary resulting from the Share Exchange (the Company)
(a)	Name	The name as of the Business Integration will be determined closer to the date of the Business Integration.	Hino Motors, Ltd.
(b)	Address	The address as of the Business Integration will be determined closer to the date of the Business Integration.	1-1 Hinodai 3-chome, Hino-shi, Tokyo
(c)	Name and Title of Representative	As of the Business Integration, there will be two (2) representative directors, one (1) of which, Karl Deppen, will assume the office of the CEO and representative director.	Satoshi Ogiso, President & CEO, Member of the Board of Directors
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)	Manufacture of trucks and buses, light commercial vehicles and passenger vehicles (consigned vehicles from Toyota), engines and spare parts, etc.
(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.	72,717 million yen (as of March 31, 2025)
(f)	Date of Incorporation	A preparatory company for the Business Integration has been established as of June 2, 2025.	May 1, 1942
(g)	Number of Issued Shares	The number of issued shares as of the Business Integration is undetermined.	574,580,850 shares (as of March 31, 2025)
(h)	Fiscal Year End	March 31	March 31
(i)	Number of Employees	The number of employees as of the Business Integration is undetermined.	(On a consolidated basis) 33,608 (as of March 31, 2025)
(j)	Major Trading Partner(s)	-	The Company has many customers inside and outside Japan.

(k)	Main Bank(s)	-		Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. MUFG Bank, Ltd.
(l)	Major Shareholders and Shareholding Ratios (Note 1) (the Company: as of March 31, 2025)	The Company	100.00%	Toyota Motor Corporation		50.14%
				The Master Trust Bank of Japan, Ltd.		10.30%
				Custody Bank of Japan, Ltd.		3.27%
				STATE STREET BANK AND TRUST COMPANY 505001 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)		1.69%
				HSBC BANK PLC A/C M AND G (ACS) VALUE PARTNERS CHINA EQUITY FUND (Standing Proxy: Custody Business Department of The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)		1.37%
				STATE STREET BANK AND TRUST COMPANY 505223 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)		0.77%
				JP MORGAN CHASE BANK 385781 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)		0.67%
				STATE STREET BANK WEST CLIENT - TREATY 505234 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)		0.62%
				Hino Motors Employees' Stock Ownership Association		0.56%
				Tokio Marine & Nichido Fire Insurance Co., Ltd.		0.52%
(m)	Relationship between the Companies
	Capital Relationship	The Company will hold all of the issued shares of the Integrated Company until the effective date of the Share Exchange.
	Personal Relationship	The personal relationship as of the Business Integration is undetermined.
	Business Relationship	Not applicable
	Status as Related Parties	The Company will remain the wholly-owning parent company of the Integrated Company until the effective date of the Share Exchange.
(n)	Results of Operations and Financial Condition for the Last 3 Years (in million yen, unless otherwise specifically indicated)
Fiscal Years		Integrated Company		Company (consolidated) (J-GAAP)
		-		Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2024	Fiscal Year Ended March 31, 2025
Net Assets		-		433,409	463,420	251,020
Total Assets		-		1,361,735	1,464,375	1,478,180
Net Assets per Share (in yen)		-		640.94	682.98	310.90

Net Sales	-	1,507,336	1,516,255	1,697,229
Operating Income	-	17,406	-8,103	57,490
Ordinary Income	-	15,787	-9,233	39,310
Profit Attributable to Owners of Parent	-	-117,664	17,087	-217,753
Profit per Share (in yen)	-	-204.98	29.77	-379.34
Dividends per share (in yen)	-	0.00	0.00	0.00

(Note)	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.

(8) Outline of accounting treatment

The accounting treatment, amount of goodwill and other details associated with the Share Exchange have not yet been determined.

4. Share Delivery

(1) Purpose of the Share Delivery

Please refer to “1. Purpose of the Business Integration” above.

(2) Method of the Share Delivery

As described in “(1) Method of the Business Integration” in “2. Summary of the Business Integration” above, this is a share delivery in which the Integrated Company is the parent company resulting from the Share Delivery and MFTBC is the subsidiary resulting from the Share Delivery. The Share Delivery will be implemented subject to the approval of the Share Delivery Plan at the general meeting of shareholders of the Integrated Company, as well as the effectuation of the Share Exchange, the Shareholding Adjustment, and the transfer of Hamura Plant to Toyota scheduled on April 1, 2026 (the “Transfer”).

(3) Schedule of the Share Delivery

Please refer to “(2) Schedule of the Business Integration” in “2. Summary of the Business Integration” above.

(4) Details of allotment pertaining to the Share Delivery

	Integrated Company (Parent company resulting from the Share Delivery)	MFTBC (Subsidiary resulting from the Share Delivery)
Allotment ratio for the Share Delivery	1	310 (planned)
Number of shares to be delivered in the Share Delivery	Common shares of the Integrated Company: 1,736,000,310 shares (planned)
(Note)	1. Allotment ratio for the Share Delivery

The Equity Value Ratio of the Company and MFTBC (the equity value ratio of MFTBC’s shares assuming the equity value of the Company is 1) underlying the Share Delivery Ratio has been agreed as shown in the following table. Based on the Equity Value Ratio, 310 common shares of the Integrated Company will be allotted and delivered per common share of MFTBC. Such allotment ratio was agreed on the assumption that the total number of issued shares of the Integrated Company after the Share Exchange would be 1,020,582,664 shares (which is calculated by subtracting the number of treasury shares (426,758 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of March 31, 2025, and adding the number of shares to be issued by way of the Third-Party Allotment (270,915,798 common shares and 175,512,774 class A shares). This number may be changed in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.) and the total number of issued shares of MFTBC (excluding the number of treasury shares) would be 5,600,001 shares.

	The Company	MFTBC
Equity Value Ratio of the Company and MFTBC	1.00	1.70

2.   Number of shares to be delivered in the Share Delivery

The number of common shares of the Integrated Company to be allotted and delivered in the event that the Integrated Company acquires all MFTBC’s common shares held by all shareholders of MFTBC will be 1,736,000,310 shares, and the percentage to the total number of issued shares of the Integrated Company after the Share Exchange will be 170.10% on the assumption that such total number of issued shares is 1,020,582,664 shares (which is calculated by subtracting the number of treasury shares (426,758 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of March 31, 2025, and adding the number of shares to be issued by way of the Third-Party Allotment (270,915,798 common shares and 175,512,774 class A shares). This number may be changed in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.).

3.   Treatment of Shares Less than One Unit

The shareholders of MFTBC who are allotted the Shares Less than One Unit of the Integrated Company upon the Share Delivery may not sell their Shares Less than One Unit on any stock exchanges. The shareholders of MFTBC who hold the Shares Less than One Unit of the Integrated Company may, pursuant to the provisions of Paragraph 1 of Article 192 of the Companies Act, demand that the Integrated Company purchase the Shares Less than One Unit that they hold.

4.   Treatment of fractions less than one share

Upon the Share Delivery, for the shareholders of MFTBC who will be allotted fractions less than one share of the Integrated Company, the Integrated Company will sell a number of shares of the Integrated Company equivalent to the total number of such fractions and deliver the proceeds of such sale to such shareholders in proportion to such fractions, pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(5) Treatment of stock acquisition rights and bonds with stock acquisition rights in association with the Share Delivery

Not applicable.

(6) Grounds for details of allotment pertaining to the Share Delivery

(a) Grounds and reasons for the details of the allotment

As described in “5. Measures to Ensure Fairness” below, the Company appointed Nomura Securities Co. Ltd. (“Nomura Securities”) as its financial advisor and third-party valuation institution to ensure fairness and appropriateness in the calculation of the share delivery ratio of the Share Delivery. As a result of careful discussion and examination using the share delivery ratio by Nomura Securities, the Company has determined that the Share Delivery Ratio is within the range of the calculation results of the share delivery ratio calculated by Nomura Securities in the calculation results of the share delivery ratio and will not damage the interests of the Company’s shareholders, and it is appropriate to conduct the Share Delivery based on the Share Delivery Ratio.

(b) Matters pertaining to calculation

(i) Name of the valuation institution and relationship with the parties

Nomura Securities is a third-party valuation institution independent of the Company, MFTBC, Toyota and Daimler Truck. It does not fall under their interested parties and has no material interest in the Share Delivery to be noted.

(ii) Overview of Calculation

With respect to the shares of the Integrated Company, Nomura Securities performed its calculation using (a) an average market price analysis, as the Company is listed on the Prime Market of the Tokyo Stock Exchange and its shares have a market price, and (b) a discounted cash flow analysis (the “DCF Analysis”) in order to take into account the Integrated Company’s future business activities in performing its calculation.

With respect to MFTBC, although MFTBC is a private company, Nomura Securities performed its calculation using (a) a comparable companies analysis, as there are similar listed companies that are comparable to MFTBC and Nomura Securities could estimate the equity value of MFTBC by comparing it with said comparable companies, as well as (b) the DCF Analysis in order to take into account the MFTBC’s future business activities in performing its calculation.

The valuation ranges for one (1) share of MFTBC’s shares in the case where the equity value per share of the Integrated Company under the respective analysis methods is one (1) are as follows:

Integrated Company	MFTBC	Calculation results of the Share Delivery Ratio
Average market price analysis	Comparable companies analysis	76～124
DCF Analysis	DCF Analysis	262～370

Under the average market price analysis for the valuation of the Integrated Company, Nomura Securities set June 9, 2025 as the calculation reference date, and used the closing price of the Company shares listed on the Prime Market of the Tokyo Stock Exchange on the calculation reference date, as well as the simple average closing prices of the past five-business-days, one-month, three-months, and six months leading up to the calculation reference date.

Under the comparable companies analysis for the valuation of MFTBC, Nomura Securities performed its calculation using the multiple of operating income before depreciation (“EBITDA”) against corporate value (“EBITDA multiple”), the multiple of operating income against corporate value, the multiple of net income against market capitalization, and the multiple of shareholders’ equity against market capitalization, after selecting Isuzu Motors Limited as comparable listed companies deemed to be comparable to MFTBC.

Under the DCF Analysis, with respect to the Integrated Company, based on the financial forecasts and investment plans for the fiscal years from the fiscal year ended March 31, 2025 through the fiscal year ending March 31, 2034 prepared by the Company, as well as publicly available information and other factors, Nomura Securities evaluated the equity value of the Integrated Company by discounting the free cash flows that are expected to be generated by the Company in and after the fourth quarter of the fiscal year ended March 31, 2025 to their present value by applying a certain discount rate. For the Integrated Company, Nomura Securities adopted a discount rate of 6.25% to 7.25%, applied the perpetual growth rate method and multiple method to calculate the terminal value, and adopted a perpetual growth rate of 1.50% to 2.00% and an EBITDA multiple of 4.0x to 6.0x.

On the other hand, with respect to MFTBC, based on the financial forecasts and investment plans for the fiscal years from the fiscal year ending December 31, 2025 through the fiscal year ending December 31, 2030 prepared by MFTBC, as well as publicly available information and other factors, Nomura Securities evaluated the equity value of the MFTBC by discounting the free cash flows that are expected to be generated by MFTBC in and after the fiscal year ending December 31, 2025 to their present value by applying a certain discount rate. For MFTBC, Nomura Securities adopted a discount rate of 6.50% to 7.50%, applied the perpetual growth rate method and multiple method to calculate the terminal value, and adopted a perpetual growth rate of 1.50% to 2.00% and an EBITDA multiple of 4.0x to 6.0x.

For the analysis of the share delivery ratio, Nomura Securities used information provided by each company, publicly available information and other materials. Nomura Securities assumed the accuracy and completeness of all such materials and information and did not independently verified the accuracy or completeness of such information. In addition, Nomura Securities did not undertake an independent evaluation, appraisal or assessment of the assets or liabilities (including derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities), including an analysis and evaluation of individual assets and liabilities, of each company or any of their respective associated companies, nor did it made any request to a third party for an appraisal or assessment. Nomura Securities’ analysis of the share delivery ratio reflects information and economic conditions until June 9, 2025. With respect to the financial forecasts and other forward-looking information of the Company, Nomura Securities assumed that the information was reasonably prepared based on the best and most sincere estimates and judgment currently available to the Company’s management, and with respect to the financial forecasts and other forward-looking information of MFTBC, Nomura Securities assumed (a) that information was reasonably reviewed and verified based on the best and most sincere estimates and judgment currently available to MFTBC’s management and (b) that the financial condition of the Integrated Company and MFTBC will change in accordance with said forecasts. The calculation provided by Nomura Securities is solely for the purpose of serving as a reference for the Board of Directors of the Company to examine the Share Delivery Ratio.

In the financial forecasts for the Company and MFTBC prepared by each company, which were used by Nomura Securities as the basis for evaluation in conducting the DCF Analysis, there are fiscal years in which a significant increase or decrease in profit is anticipated. Specifically, with respect to the Company, for the fiscal year ending March 31, 2026, a return to profit is expected due to the recording of significant extraordinary gains from the Transfer etc., and a significant decrease in operating income of 30.4%is expected due to sluggish overseas markets and the impact of a stronger yen. For the fiscal year ending March 31, 2027, a decrease in profit of 66.4% is expected due to the absence of the one-time gain from the Transfer etc. recorded in the fiscal year ending March 31, 2026. Please note that the Company’s financial forecasts do not account for the implementation of the Share Delivery. With respect to MFTBC, for the fiscal year ending December 31, 2026, an increase in operating income of 34.3% compared to the previous fiscal year is expected due to demand recovery in major markets and cost reductions through efficiency improvements. Please note that MFTBC’s financial forecasts do not account for the implementation of the Share Delivery.

(7) Outline of the Parties to the Share Delivery

		Parent company resulting from the Share Delivery (the Integrated Company)		Subsidiary resulting from the Share Delivery (MFTBC)
(a)	Name	The name as of the Business Integration will be determined closer to the date of the Business Integration.		Mitsubishi Fuso Truck and Bus Corporation
(b)	Address	The address as of the Business Integration will be determined closer to the date of the Business Integration.		10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa
(c)	Name and Title of Representative	As of the Business Integration, there will be two (2) representative directors, one (1) of which, Karl Deppen, will assume the office of the CEO and representative director.		Karl Deppen, President & CEO
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)		Development, design, manufacture, sale and purchase, import and export, and other trade business of trucks, buses, industry engines, etc.
(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.		35,000 million yen (as of December 31, 2024)
(f)	Date of Incorporation	A preparatory company for the Business Integration has been established as of June 2, 2025.		January 6, 2003
(g)	Number of Issued Shares	The number of issued shares as of the Business Integration is undetermined.		5,600,001 shares (as of December 31, 2024)
(h)	Fiscal Year End	March 31		December 31
(i)	Number of Employees	The number of employees as of the Business Integration is undetermined.		approximately 13,000 on consolidated basis; (as of December 31, 2024)
(j)	Major Trading Partner(s)	-		-
(k)	Main Bank(s)	-		-
(l)	Major Shareholders and Shareholding Ratios (Note 1) (MFTBC: as of December 31, 2024)	The Company	100.00%	Daimler Truck AG	89.29%
				MUFG Bank, Ltd.	2.38%
				Mitsubishi Heavy Industries, Ltd.	2.38%
				Mitsubishi Corporation	2.38%
				Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.71%
				Mitsubishi UFJ Trust and Banking Corporation	0.71%
				Meiji Yasuda Life Insurance Company	0.71%
				AGC Inc.	0.36%
				Nippon Yusen Kaisha	0.36%
				Mitsubishi Electric Corporation	0.36%
				Mitsubishi Materials Corporation	0.36%
(m)	Relationship between the Companies
	Capital Relationship	Not applicable
	Personal Relationship	The personal relationship as of the Business Integration is undetermined.
	Business Relationship	Not applicable
	Status as Related Parties	Not applicable

(n)	Results of Operations and Financial Condition for the Last 3 Years (in million yen, unless otherwise specifically indicated)
Fiscal Years	Integrated Company	MFTBC (non-consolidated)(JGAAP) (Note2)
	-	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2024
Net Assets	-	243,886	258,978	257,241
Total Assets	-	504,895	579,094	558,922
Net Assets per Share (in yen)	-	43,551.13	46,246.23	45,936.05
Net Sales	-	699,316	832,928	794,652
Operating Income	-	17,192	36,526	35,386
Ordinary Income	-	21,028	39,994	36,632
Profit Attributable to Owners of Parent	-	16,012	29,931	28,538
Profit per Share (in yen)	-	2,859.43	5,344.88	5,096.12
Dividends per share (in yen)	-	Note 3	Note 3	Note 3

(Note)	1. The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.
2.	MFTBC’s results of operations and financial conditions set forth herein are those of MFTBC on an individual basis. Since the scope of the Business Integration is not limited to MFTBC on an individual basis, such results of operations and financial conditions do not fully present the results of operations and financial conditions of the business of MFTBC that will be subject to the Business Integration.
3.	As MFTBC is a private company, its “Dividends per Share” are not disclosed at its request.

(8) Outline of accounting treatment

The accounting treatment, amount of goodwill and other details associated with the Share Delivery have not yet been determined.

5. Measures to Ensure Fairness

While the Business Integration is an integration between the Company and MFTBC, Toyota, which is the Company’s parent company, is also involved in promoting and implementing the Business Integration. Therefore, the Company has determined that it is necessary to ensure fairness as it is appropriate to treat the Business Integration in the same manner as transactions, etc., with the controlling shareholder. In light of this, the Company is implementing the following measures to ensure fairness in the Business Integration.

(1) Advice from an independent financial advisor and obtaining a calculation report prepared by third party valuation institution

The Company has retained Nomura Securities as a financial advisor in the Business Integration, and received advice from a financial perspective. In addition, the Company has obtained a calculation report prepared by Nomura Securities as a third party valuation institution on the Share Delivery Ratio. Nomura Securities does not have any significant interests in the Company, MFTBC, Toyota or Daimler Truck.

(2) Advice from an independent legal advisor

The Company has retained Nagashima Ohno & Tsunematsu as a legal advisor in the Business Integration, and received legal advice on various procedures related to the Business Integration, decision-making methods and decision-making processes, etc. Nagashima Ohno & Tsunematsu does not have any significant interests in the Company, MFTBC, Toyota or Daimler Truck.

6. Measures to Avoid Conflicts of Interest

As described in “5. Measures to Ensure Fairness” above, it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder and, given that there is a structure in which conflicts of interest may arise between the Company and Toyota, the Company is implementing the following measures to avoid conflicts of interest.

(1) Obtaining a report from the Special Committee that has no interests in the Company

In order to take care in making decisions regarding the promotion and implementation of the Business Integration prior to deliberation and resolution whether or not to approve the Business Integration and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of the Company's Board of Directors regarding the Business Integration and to ensure the fairness of the decision-making process, as well as to obtain an opinion on whether there is any disadvantage to its minority shareholders from the decision of its Board of Directors to promote and implement the Business Integration, the Company consulted with the Special Committee of the Company (the “Special Committee”) which was established in FY2022 in order to determine the appropriateness of material transactions with Toyota Group.

Firstly, the Special Committee submitted a report dated May 29, 2023 to the Company’s Board of Directors concerning the execution of the MOU and promotion of the Business Integration to the effect that (a) the purposes of the Business Integration would be legitimate and reasonable to a certain extent; (b) there are no special circumstances where the terms and conditions of the Business Integration would be inappropriate; (c) the procedures for the Business Integration would be fair; and, (d) it would not be disadvantageous to the Company’s minority shareholders to adopt a resolution of the Board of Directors to execute the MOU and promote the Business Integration taking (a) through (c) above into consideration. For a summary of the report and the process leading up to the report, please refer to the Press Release dated May 30, 2023.

After the execution of the MOU, the Company consulted the Special Committee again regarding the execution of the Business Integration Agreement and the implementation of the Business Integration. The Special Committee consists of four (4) members: Mr. Motokazu Yoshida, Mr. Koichi Muto, Mr. Masahiro Nakajima and Ms. Shoko Kimijima, who are outside directors and independent officers having no interests in the Company, MFTBC, Toyota or Daimler Truck. The Company asked the Special Committee for examination and determination on (a) the legitimacy and reasonableness of the purpose of the Business Integration, (b) the appropriateness of the terms and conditions of the Business Integration, (c) the fairness of the procedures for the Business Integration, and (d) whether the implementation of the Business Integration would be disadvantageous to minority shareholders of the Company, taking (a) through (c) above into consideration, and providing its opinion to the Company’s Board of Directors (collectively, the “Consulted Matters”). In addition to Mr. Motokazu Yoshida, Mr. Koichi Muto and Mr. Masahiro Nakajima, who have been members since the initial establishment of the Special Committee in FY2022, the Company has appointed Ms. Shoko Kimijima, who assumed office as an outside director from June 2023, as a member of the Special Committee (the chairman of the Special Committee is Mr. Motokazu Yoshida), and, since then, the Company has not changed any of the members of the Special Committee when conducting consultations concerning the Business Integration. The compensation for services of each member does not include any contingency fee that is subject to public announcement, decision or implementation, etc. of the Business Integration.

The Company has also resolved that the decision-making by its Board of Directors regarding the Business Integration shall be made with maximum respect for the opinions of the Special Committee, and that if the Special Committee determines that the Business Integration is disadvantageous to the Company’s minority shareholders, the Company’s Board of Directors shall not decide to implement the Business Integration. Further, the Company’s Board of Directors has resolved (a) to grant authority to the Special Committee to appoint its own advisors, in which case the reasonable costs of such advisors shall be borne by the Company, and (b) to ensure that the Special Committee is in a position to substantially influence the negotiation process regarding the terms and conditions of the transactions by, for example, reporting to the Special Committee in a timely manner on the status of negotiations, hearing the opinions of the Special Committee at important junctures and negotiating upon taking into consideration any requests from the Special Committee.

The Special Committee for the Business Integration, in relation to the execution of the Business Integration Agreement, carefully considered the Consulted Matters by holding 19 meetings in total during the period from August 8, 2024 to June 10, 2025, collecting information and holding discussions from time to time as required. In addition, after considering independence, expertise and experience, the Special Committee appointed Plutus Consulting Co., Ltd. (“Plutus”) as its own financial advisor, independent of the Company, MFTBC, Toyota and Daimler Truck, and Anderson Mori & Tomotsune as its own legal advisor, independent of the Company, MFTBC, Toyota and Daimler Truck, as they did upon the examination regarding the execution of the MOU.

Based on the foregoing, the Special Committee has received timely explanation from, and conducted question-and-answer sessions, etc. with, the Company, the Company’s financial advisor, Nomura Securities, and the Company’s legal advisor, Nagashima Ohno & Tsunematsu, concerning the negotiation process and decision-making process of various terms and conditions of the Business Integration, including the significance of the Business Integration, the expected synergies, the scheme of the Business Integration, and the Share Delivery Ratio of the Business Integration; and through such process, the Special Committee has verified the reasonableness thereof. Furthermore, based on advice from its financial advisor, Plutus, and its legal advisor, Anderson Mori & Tomotsune, the Special Committee has been involved in the negotiation process by providing its opinions at important junctures and giving instructions and requests to the Company.

Under such circumstances, the Special Committee, on the premise of each of the above explanations, advice from its advisors and other materials for consideration, carefully deliberated and examined the Consulted Matters, and submitted to the Company’s Board of Directors a report dated June 10, 2025 to the effect that (a) the purposes of the Business Integration would be legitimate and reasonable to a certain extent; (b) there are no special circumstances where the terms and conditions of the Business Integration would be inappropriate; (c) the procedures for the Business Integration would be fair; and, (d) it would not be disadvantageous to the Company’s minority shareholders to execute the Business Integration Agreement and implement the Business Integration taking (a) through (c) above into consideration (the “Report”).

For a summary of the Report, please refer to “(3) Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous for the minority shareholders” in “8. Transactions, etc. with Controlling Shareholder” below. With respect to the report dated May 29, 2023 that the Company received from the Special Committee, please refer to “(3) Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous for the minority shareholders” in “9. Transactions, etc. with Controlling Shareholder” of the Press Release dated May 30, 2023.

(2) Approval of all directors who have no interest in the Company

All directors of the Company excluding Mr. Jun Nagata attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the Business Integration Agreement. Of the Company’s directors, Mr. Jun Nagata, who had been an operating officer of Toyota until December 2024 and, as of today, dispatched from Toyota (part-time contract employee) to the Company as a director, has, or is likely to have, a conflict of interest in relation to the Business Integration. Therefore, he did not participate in discussions and negotiations regarding the Business Integration, and did not participate in deliberations regarding the execution of the Business Integration Agreement at the Company’s Board of Directors meeting.

7. Future Outlook

The Company is currently investigating the impact of the Business Integration on the financial results from fiscal year ending March 2026, and the Company will make prompt disclosures if it is necessary to make any new disclosures regarding the Business Integration.

8. Transactions, etc. with Controlling Shareholder

(1) Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders

As described in “5. Measures to Ensure Fairness” above, the Company has determined that it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder. The compliance of the Business Integration with respect to the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed by the Company on July 3, 2024 is as follows.

The Business Integration has been consulted in advance with the Special Committee that is composed of only independent outside directors, and a report confirming that the Business Integration would not be disadvantageous to the Company’s minority shareholders has been obtained. Under such circumstances, all of the directors of the Company, excluding Mr. Jun Nagata, attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the Business Integration Agreement. Of the Company’s directors, Mr. Jun Nagata, who had been an operating officer of Toyota until December 2024 and, as of today, dispatched from Toyota (part-time contract employee) to the Company as a director, has, or is likely to have, a conflict of interest in relation to the Business Integration. Therefore, he did not participate in discussions and negotiations regarding the Business Integration and did not participate in deliberations regarding the execution of the Business Integration Agreement at the Company’s Board of Directors meeting detailed above. As a result of these measures, we believe that the Business Integration complies with the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” of the Company.

The “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed on July 3, 2024 is as follows.

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder

The parent company of the Company is Toyota Motor Corporation which owns 50.2% of the voting rights of the Company as of March 31, 2024. The Company determines sales of products to the parent company, etc. based on price negotiations in each fiscal year, taking into account the market price of raw materials and number of units manufactured on a consignment basis, etc.

With respect to the purchase of parts, etc., the Company determines a reasonable price based on discussions with Toyota Motor Corporation, sufficiently taking into account market prices, etc. in the same manner as determining the terms and conditions of general transactions.

The Company determines interest rates at the time of borrowing money in the same manner as determining those in general transactions, taking into account market interest rates. With respect to these material transactions between the Company and the parent company group, the Company determines the appropriateness of transactions at Board of Directors meetings after holding discussions with and obtaining a report from the Special Committee that is composed of only independent outside directors. Accordingly, the Company believes that transactions with the parent company do not and will not harm the Company and the rights of its minority shareholders.

(2) Measures to ensure fairness and avoid conflicts of interest

As described in “(1) Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders” above, since it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder, the Company has determined that it is necessary to take measures to ensure fairness and avoid conflicts of interest and has made determinations regarding the Business Integration after ensuring fairness and avoiding conflicts of interest by carefully holding discussions on and examining the terms and conditions of the Business Integration Agreement at its Board of Directors meeting and taking the measures described in “5. Measures to Ensure Fairness” and “6. Measures to Avoid Conflicts of Interest” above.

(3) Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous to the minority shareholders

As described in “(1) Obtaining a report from the Special Committee that has no interest in the Company” of “6. Measures to Avoid Conflicts of Interest” above, in order to take care in making decisions regarding the promotion and the implementation of the Business Integration and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of its Board of Directors regarding the Business Integration and to ensure the fairness of the decision-making process, as well as to obtain its opinion on whether there are any disadvantages to the Company's minority shareholders from the decision of its Board of Directors to promote and implement the Business Integration, the Company consulted with the Special Committee on the Consulted Matters.

As a result, on June 10, 2025, the Company received the Report from the Special Committee concerning execution of the Business Integration Agreement and the implementation of the Business Integration as outlined below. For a summary of the report dated May 29, 2023 that the Company received from the Special Committee regarding the execution of the MOU and the promotion of the Business Integration, please refer to the Press Release dated May 30, 2023.

I. Conclusion of Report

(a)	The legitimacy and reasonableness of the purpose of the Business Integration
The Business Integration can contribute to enhancing the Company’s corporate value, and its purpose would be legitimate and reasonable to a certain extent. As of the date the Report was prepared, there are no special circumstances where such legitimacy or reasonableness is denied.
(b)	The appropriateness of the terms and conditions of the Business Integration
Given that, respectively, the negotiation status in respect of the Business Integration, the Share Delivery Ratio, and the conditions set forth in the Business Integration Agreement, cannot be said to be unreasonable, there have not been found to be any special circumstances that support a determination that the terms and conditions of the Business Integration are improper, including the fact that none of the terms and conditions of the Business Integration is of particular detriment to minority shareholders (general shareholders).
(c)	The fairness of the procedures for the Business Integration
There are no circumstances which create doubt as to the fairness of the system of deliberations and negotiations on the terms and conditions of the Business Integration or of the negotiations and decision-making process regarding the Share Delivery Ratio of the Business Integration, etc., and, given that measures to ensure fairness have been taken in the course of implementing the Business Integration, the procedures for the Business Integration are considered fair.
(d)	Whether the implementation of the Business Integration would be disadvantageous to minority shareholders of the Company, taking (a) through (c) above into consideration
Taking into consideration (a) through (c) above, since it cannot be said to be unreasonable to execute the Business Integration Agreement, and to implement the Business Integration if the conditions precedent to the Business Integration set forth in the Business Integration Agreement are satisfied, it would not be disadvantageous to the Company’s minority shareholders to adopt a resolution at the Board of Directors to execute the Business Integration Agreement, and to implement the Business Integration.

II. Reasons for Conclusions of Report

(a)	Legitimacy and reasonableness of the purpose of the Business Integration
A.	Purpose of the Business Integration

•	The purpose of the Business Integration is to maintain both brands of the Company and MFTBC and build a genuine Japanese truck company contributing to customers, shareholders and the Japanese automotive industry by leveraging the knowledge and capabilities of both companies and by promoting transformation into zero-emission and autonomous driving by both shareholders: Toyota and Daimler Truck.
B.	The Company’s understanding of the current situation
•	The Company’s understanding of the business environment is as follows: it is essential to invest resources in new areas such as CASE technologies for commercial vehicles , and as Europe and China are the main players for main units and a union of commercial vehicles established with the aim of securing resources and improving the international competitiveness, the Company is not able to participate in such union at this moment. Therefore, the need for the Company to secure funds and concentrate the management resources is high.
•	The Company’s understanding of the management issues is as follows: in light of the circumstances such as the Company cannot deny the possibility that the financial impact on the Company in connection with the Engine Issues may have a material adverse effect on the Company’s management, financial condition and cash flow position and that the difficulty for the Company to shift resources to CASE technologies due to the Engine Issues, it is difficult for the Company to resolve the above management issues alone.
•	The Company’s above understanding of both the business environment and the management issues is considered to be reasonable. Therefore, taking measures that contribute to resolution of the above management issues and policies to realize the resolution of such matters, in general, can be considered that such measures will contribute to enhancing the Company’s corporate value.
C.	Estimated synergies resulting from the Business Integration
•	The content of the following synergies resulting from the Business Integration estimated by the Company is reasonable.
(i)	While complementing the strengths of both the Company and MFTBC, the Company will divide and improve efficiency, and achieve both strengthening of existing businesses and investment of resources in developing CASE technologies. In addition, the Company will strengthen the competitiveness by taking advantage of the scale of both companies combined.
(ii)	With support from both Daimler Truck and Toyota, which are leading in CASE technologies, the Company will contribute to resolving social issues related to carbon neutrality in commercial vehicles and the flow of people and logistics.
•	All of the above synergies are considered to contribute to resolving the management issues described in B. above.
•	In resolving the Company’s management issues and implementing measures, considering the fact that resolving of management issues through the Business Integration is an urgent necessity, it is unrealistic to aim for business integration, etc. with other companies in a way that can realize an improvement of the Company’s corporate value while also addressing the interests of minority shareholders after busting the Business Integration. Accordingly, the decision that the Company aims to implement the Business Integration is considered reasonable.

D.	Concerns regarding the Business Integration
•	After the Business Integration, Toyota is expected to cease to be the parent company of the Company. As a result, concerns regarding the inability to secure funding through loans from Toyota or by leveraging Toyota’s creditworthiness and other standings may arise; however, it would be possible to reduce the impacts on the Company’s business to a certain extent by negotiating or taking alternative measures with financial institutions in the future, and in addition, considering the expectation that the collaborative relationship between Toyota and the Company will continue after the Business Integration, and that, principally, various contracts currently in place with Toyota are expected to continue, it is expected that Toyota will continue to provide a certain extent of support to the Integrated Company (According to the Company, Toyota has also commented to the Company that its support for the Company and the Integrated Company will remain unchanged after the Business Integration.), the concerns above is not of a level that will negate the anticipated synergies resulting from the Business Integration. Therefore, the fact that the Company will cease to be a subsidiary of Toyota does not immediately deny the legitimacy or reasonableness of the purpose of the Business Integration.
•	While Toyota will no longer be the parent company of the Company as a result of the Business Integration, given that Toyota is engaged in the light-duty truck business in Japan, from the viewpoint of respecting the independent business operations of the Integrated Company and in light of competition law, Toyota’s voting rights ratio in the Integrated Company is expected to be 19.9% and Daimler Truck’s voting rights ratio in the Integrated Company is expected to be 26.7% to prevent the Integrated Company from becoming an affiliated company of Toyota. This may raise concerns that this could potentially reduce Toyota’s incentive to continue its support to the Integrated Company. However, generally, Daimler Truck will not be able to pass a resolution alone, thereby, Toyota’s incentive to continue its support to the Integrated Company would not diminish immediately, and Toyota’s support to the Integrated Company can be anticipated to continue to a certain extent after the Business Integration as well. Considering the above, these points do not immediately deny the legitimacy or reasonableness of the purposes of the Business Integration.

•	Under the Business Integration Agreement, as described in “(l) Lock-up and right of first refusal” in “(7) Status of the Integrated Company after the Business Integration” in “2. Summary of the Business Integration” above, Toyota and Daimler Truck have agreed upon the lock-up and the right of first refusal on the transfer after the Lock-up Period. After the Lock-up Period has lapsed, Toyota will be able to transfer its shares of the Integrated Company to Daimler Truck or a third party; however, as described above, while it is expected that Toyota will continue to provide to the Integrated Company support, to a certain extent, after the Business Integration, it is deemed unavoidable that Toyota may not hold shares continuously even after the Lock-up Period, given that the Company is a listed company and in a position that may be required to dispose of cross-shareholdings or implement other measures in relation to its own shareholders. Therefore, such agreement does not immediately deny the legitimacy or reasonableness of the purpose of the Business Integration.
•	Regarding the timing of the execution of the Business Integration Agreement and its public announcement, considering that investigations by relevant authorities in various countries and class action lawsuits related to the Engine Issues have not yet been fully resolved, it may not be essential for the Company to execute the Business Integration Agreement and announce this as of June 10, 2025; however, the Company has already recorded a certain amount of provision for the estimated impact, and the scope of the impact that cannot be estimated as of today is limited adequately. Furthermore, it is important to proceed with the review of the Business Integration as soon as possible, and it is not realistic to delay the execution of the Business Integration Agreement until the investigations by relevant authorities in various countries and class action lawsuits related to the Engine Issues are fully concluded and the impact amount becomes definite. Considering the above, it is appropriate to conclude that the decision to announce the Business Integration on June 10, 2025 cannot be said to be unreasonable.
E.	Brief Summary
•	Based on the above, the Business Integration is deemed to contribute to enhancing the Company’s corporate value, and the purposes of the Business Integration are deemed legitimate and reasonable.

(b)	Appropriateness of the terms and conditions of the Business Integration
A.	Establishment of negotiation process
•	The Company has negotiated on many occasions with Toyota, Daimler Truck and MFTBC in conjunction with the advice of the Company’s legal advisor and the Company’s financial advisor, and the points raised by the Company have been reflected in the Business Integration Agreement to a certain extent. In addition, the series of negotiation process was explained to the Special Committee, discussions which included the legal advisor and the financial advisor of the Special Committee were held, and negotiations to reflect the terms and conditions that the Special Committee considered necessary or desirable in the Business Integration Agreement were also held. As a result, this shows that the Company has been negotiating in order to achieve the Business Integration on transactional terms and conditions that are as favorable as possible to the Company and its minority shareholders (general shareholders).

•	Based on the above, it is presumed that the negotiations between the Company and Toyota regarding the Business Integration Agreement were conducted based on objective and consistent discussions equivalent to those between independent parties, and that there are no special circumstances to doubt the transparency and fairness of the agreement process.
B.	Appropriateness of selecting the scheme and procedures for the Business Integration
•	As part of the Business Integration, the scheme described in “(1) Method of the Business Integration” under “2. Summary of the Business Integration” above has been adopted. This scheme is intended to accomplish a structure whereby Toyota and Daimler Truck will each hold a certain percentage of shares in the Integrated Company formed after the business integration of the Company and MFTBC, and this is considered as a necessary procedure to enhance the operational independence of the Integrated Company and address any concerns under competition law that may arise from the Business Integration. Additionally, shareholders in opposition to the Share Exchange may exercise their right to request the purchase of their shares, thereby securing economic benefits for the minority shareholders (general shareholders) of the Company.
•	Therefore, the scheme and procedures related to the Business Integration are deemed as necessary procedures for carrying out the Business Integration which may contribute to enhancing the Company’s corporate value, further, they take into consideration the interests of minority shareholders and are considered reasonable.
C.	Share Delivery Ratio
•	The details of the MOU
As a prerequisite, the framework for calculating the Share Delivery Ratio assumed upon the execution of the MOU was that, the equity values of the Company and MFTBC will be ultimately determined based on the enterprise values of the Company and MFTBC to be discussed and agreed upon between the parties by taking into account the result of due diligence, the calculations to be made by third-party valuation institutions appointed by the Company or MFTBC or other factors (as for the Company, its enterprise value agreed on without taking into account the potential impact of contingent liabilities related to the Engine Issues), with adjustments made in relation to the potential impact of contingent liabilities related to the Engine Issues, net interest-bearing debts and working capital, etc., at a certain point in time prior to the implementation date of the Business Integration (to be more specific, such point in time is expected be the last day of the most recent fiscal quarter that is prior to the date of the Company’s shareholders’ meeting approving the Business Integration, the “MOU Reference Date”).

•	The details of the Business Integration Agreement
However, in light of the progress made regarding the Engine Issues, it has been decided that the Share Delivery Ratio as of the date of the MOU Reference Date would not be adjusted, and instead, the Share Delivery Ratio would be determined by referring to the financial statements as of the Share Delivery Ratio Reference Date at the time of the execution of the Business Integration Agreement.
While investigations by relevant authorities in various countries and class action lawsuits related to the Engine Issues have not yet been fully resolved, considering that the undetermined portions of damages and other losses attributable to the Engine Issues are becoming limited, some reasonableness can be found with respect to determining the Share Delivery Ratio at the time of the execution of the Business Integration Agreement and establishing a framework under which the Company will assume certain contingent liability under the Business Integration Agreement regarding provisions not recorded as of the Share Delivery Ratio Reference Date in case potential liabilities arise from the Engine Issues. Setting December 31, 2024 as the reference date is a result of lengthy and sincere negotiations and is deemed reasonable.
•	Reasonableness of the business plan
There is no indication that Toyota, MFTBC, Daimler Trucks, or their affiliates were involved in the preparation by the Company of the business plan of the Company on a standalone basis for the Business Integration (the “Business Plan”) or exerted any influence over it. Furthermore, a question-and-answer session was conducted between the Company and the Special Committee at the Special Committee’s request and there are no special circumstances to warrant doubt as to the reasonableness of the Business Plan.
Furthermore, the Business Plan as used for the valuation of the Company’s enterprise value, has taken into account matters related to the Engine Issues, the Third-Party Allotment, and the Transfer; however, taking into account that the current estimated impact has been considered with respect to the Engine Issues, and that the Third-Party Allotment and the Transfer are prerequisites for the Business Integration and are not detrimental to minority shareholders, it is reasonable to have formulated the Business Plan based on the assumption that these measures will be implemented.

•	Based on the above, the Business Plan is reasonable to a certain extent, and no unreasonable projections are identified in the Business Plan.
•	Obtaining valuation reports from third-party valuation institutions
On June 9, 2025, the Company obtained respective valuation reports, regarding the Share Delivery Ratio, with a calculation reference date as of the same day, from an independent third-party valuation institution and the financial advisor of the Special Committee (the “Calculation Report (Nomura Securities)” and the “Valuation Report (Plutus)”).

(A) Calculation Report (Nomura Securities)

The results, in the Calculation Report (Nomura Securities), of the calculation of the Share Delivery Ratio, the calculation methods, and the calculation process for the shares of the Integrated Company and MFTBC, are the same as those described in “(b) Matters pertaining to calculation” in “(6) Grounds for details of allotment pertaining to the Share Delivery” of “4. Share Delivery” above. Regarding the calculation methods and calculation processes, no particular unreasonable points have been identified, and the calculation results by the third-party valuation institution (Nomura Securities) are reasonable to a certain extent.

(B) Calculation Report (Plutus)

(i) Calculation results

The calculation results of the Share Delivery Ratio in the Calculation Report (Plutus) are as below. The financial advisor to the Special Committee adopted the DCF method as the only calculation method with respect to the Company and MFTBC, and evaluated the equity value of the Company and MFTBC. (As described above, the Integrated Company is established as a wholly-owned subsidiary of the Company and will subsequently conduct a share exchange with the Company and become the wholly owning parent company of the Company. Therefore, the equity value of the Integrated Company has been determined by calculating the equity value of the Company). Furthermore, Share Delivery Ratio is divided by the minimum (maximum) equity value per share of MFTBC’s share, as determined by the DCF method, by the maximum (minimum) equity value per share of the Company’s share, respectively.

Adopted method	Evaluation range of the Share Delivery Ratio
DCF analysis	169-591

When combining the income approach and the market approach, the only valuation analysis applicable to both companies under the market approach is effectively limited to the comparable companies analysis. However, since the growth anticipated in the Business Plan does not reasonably align with the growth embedded in the industry multiples, the comparable company analysis method was deemed unsuitable as a valuation method for determining the share delivery ratio. Therefore, adopting the income approach exclusively, and utilizing the DCF analysis, which is the most theoretical and general method, cannot be said to be unreasonable.

(ii) Calculation process, etc. in relation to the Company’s shares

The calculation process and so forth in relation to the Company’s shares value by the Special Committee’s financial advisor was as follows:

In using the DCF Analysis, the equity value was calculated based on the Business Plan provided by the Company and the opinions obtained from the Company. In addition, the weighted average cost of capital was used for the discount rate. The terminal value was calculated using the perpetual growth rate method and the multiple method.

Considering the above, the calculation process and so forth in relation to the shares of the Integrated Company by the Special Committee’s financial advisor appears to be reasonable.

(iii) Calculation process, etc. in relation to MFTBC’s shares

The calculation process, and so forth in relation to MFTBC’s equity value by the Special Committee’s financial advisor was as follows: In using the DCF Analysis, the equity value was calculated based on the business plan provided by MFTBC and the opinions obtained from MFTBC and the Company.

The financial forecasts provided by MFTBC for the six-year period from the fiscal year ending December 31, 2025 through the fiscal year ending December 31, 2030 were used in the calculation process. In addition, the weighted average cost of capital was used for the discount rate. Furthermore, the terminal value was calculated using the perpetual growth rate method and the multiple method.

Considering the above, the calculation process and so forth in relation to MFTBC’s shares by the Special Committee’s financial advisor appears to be reasonable.

(iv) Brief Summary

Based on the above, the calculation process in relation to the equity value of the Integrated Company and MFTBC and Share Delivery Ratio calculated from therefrom by the Special Committee’s financial advisor, which is the third-party valuation institution selected by the Special Committee, appears reasonable, and the calculation likewise appear reasonable.

(C)	Relationship between the calculation results and the Share Delivery Ratio concerning the Business Integration

It is deemed that the Share Delivery Ratio (1:310) in relation to the Business Integration is within the range of the calculation results obtained by the Company’s third-party valuation institution and the Special Committee’s financial advisor using the DCF Analysis.

According to the Company, although the Share Delivery Ratio in relation to the Business Integration falls outside the range of the calculation results calculated by the Company’s third-party valuation institution using the average market price analysis and the comparable companies analysis, the DCF Analysis is the method generally considered to be the most theoretically accurate method for calculating the growth potential expected in the business plan of each individual company, and the Company has been informed by its third-party valuation institution that, in considering the appropriateness of the Share Delivery Ratio, it is important to determine whether the Share Delivery Ratio falls within the range of the calculation results using the DCF Analysis. Therefore, it is also considered that the fact that the Share Delivery Ratio falls outside the range of the calculation results calculated by the Company’s third-party valuation institution using the average market price analysis and the comparable companies analysis does not immediately negate the appropriateness of the Share Delivery Ratio.

Based on the above, the Share Delivery Ratio in relation to the Business Integration is considered to be at a level that is not disadvantageous to the Company, even from the perspective of a comparison between the equity value of the Company and MFTBC calculated by the Company’s third-party valuation institution and the Special Committee’s financial advisor, and the Share Delivery Ratio calculated therefrom. In other words, it is also considered that the Share Delivery Ratio in relation to the Business Integration is not disadvantageous to the minority shareholders.

•	Whether or not there are special circumstances wherein Share Delivery Ratio would be inappropriate
Considering that the Share Delivery Ratio in relation to the Business Integration has been determined through fair procedures, there are no special circumstances wherein the Share Delivery Ratio in relation to the Business Integration would be inappropriate.
•	Brief Summary
Based on the above, the Share Delivery Ratio in relation to the Business Integration currently scheduled to be resolved by the Company has been considered, determined, and agreed upon through fair procedures based on reasonable calculation results, and is appropriate.
D.	Other terms and conditions of the Business Integration Agreement
•	Regarding the Engine Issues, as described in “The details of the Business Integration Agreement” in (c) above, it is deemed reasonable to establish the special indemnification provisions in the Business Integration Agreement and to set as the reference date December 31, 2024. In addition, it is expected that the early implementation of the Business Integration will enhance corporate value, and, supposing that both the investigations conducted by the relevant authorities in each country and the class actions related to the Engine Issues are fully concluded, and, in addition, that the Business Integration Agreement is executed at a point in time when the amount of the impact of these issues has been determined, the Company’s equity value may decrease due to such amount of the impact, and as a result there is a strong possibility that the Share Delivery Ratio will be even more unfavorable to the Company. Considering the above, it cannot be said that the fact that special indemnification provisions have been established for the Engine Issues places the minority shareholders under particularly disadvantageous conditions.

•	Furthermore, as a result of the long-term negotiations, the Company has obtained a limitation on the scope of indemnification such that, unless the actual amount of damages exceeds 30 billion yen, the amount of damages shall be calculated based on the shareholding ratio immediately after the Shareholding Ratio Adjustment Transaction, rather than the shareholding ratio prior to the Shareholding Ratio Adjustment Transaction, and no tax gross-up shall apply (provided, if the amount exceeds 30 billion yen, tax gross-up shall apply to the excess amount).
•	Considering the above, it is deemed reasonable to establish the special indemnification provisions relating to the Engine Issues. Based on the above, special indemnification for the Engine Issues cannot be said to invalidate the terms and conditions of the Business Integration.
•	Other indemnification provisions are also stipulated in the Business Integration Agreement, and there is a certain degree of rationality in establishing these provisions.
•	The key conditions precedent provided in the Business Integration Agreement cover a wide range of matters, including obtaining clearance from competition regulatory authorities of the relevant countries, matters related to engine certification and the withdrawal of the Company’s business from certain sanctioned countries, etc.; however, considering that these are believed to be essential conditions for implementing the Business Integration and that, at present, there are no particular concerns regarding their satisfaction, it is deemed reasonable to a certain extent to designate them as conditions precedent from the perspective of achieving the objectives of the Business Integration.
•	Although the Business Integration Agreement contains certain covenants, the Company is not aware of any specific concerns regarding the impact on its business, etc. by them, and does not believe that such covenants can be said to invalidate the terms and conditions of the Business Integration.
•	Taking into consideration that, while Toyota will cease to be the parent company of the Company as a result of the Business Integration, Toyota operates a light-duty truck business in Japan, it is necessary to ensure that the Integrated Company will not fall under the category of affiliated company of Toyota, in order to respect the independent business operations of the Integrated Company and from the perspective of competition law; therefore, the provision of “(k) Right to appoint directors, etc., after the Business Integration” in “(7) Status of the Integrated Company after the Business Integration” in “2. Summary of the Business Integration” above, regarding governance, in the Business Integration Agreement, stipulates that Toyota shall not have the right to appoint directors of the Integrated Company. Given that it has been confirmed that Toyota is expected to continue to provide a certain level of support to the Integrated Company and the Company, it is not necessarily unreasonable to stipulate that Daimler Truck has the right to nominate directors while Toyota does not have such right (Toyota will only recommend or introduce candidates.).

E.	Brief Summary
•	As above, given that the negotiation status of the Business Integration, the Share Delivery Ratio, and the conditions set forth in the Business Integration Agreement, respectively, are not unreasonable, there are no special circumstances wherein the terms and conditions of the Business Integration would be inappropriate. Furthermore, there are no terms and conditions in the Business Integration that would be particularly disadvantageous only to the minority shareholders (general shareholders).
(c)	Fairness of Procedures for the Business Integration
A.	Establishment of the Special Committee and obtaining the report from the Special Committee
•	The Special Committee is a committee consisting of independent outside directors of the Company. Furthermore, the Special Committee carries out the roles that the special committee should play in examining the Consulted Matters.
•	In addition, based on consideration of the following points, the Special Committee is found to function effectively to ensure fairness:
(i)	The Special Committee was established at the Company with the purpose of establishing a system to supervise entire transactions in order to ensure the transparency of significant transactions and actions in which interests may conflict with Toyota, and in relation to the Business Integration, it has been consulted when the Company, Toyota and Daimler Truck have been continuing with substantive negotiations regarding the MOU.
(ii)	The members of the Special Committee are composed of outside directors, and it has been confirmed that they are independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration.
(iii)	The Special Committee is authorized to substantively engage in the negotiation process of the terms and conditions of the transactions of the Business Integration by confirming in advance the policies to be followed in negotiations concerning the terms and conditions of transactions of the Business Integration, receiving reports on the negotiation status in a timely manner, expressing opinions at important junctures, and giving instructions and requests, and thereby ensuring the conditions by which the Special Committee could substantively influence the negotiation process of the terms and conditions of the transactions.
(iv)	The Special Committee has retained its own legal advisor and its own financial advisor that are independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration. After confirming that there were no issues regarding their expertise or independence from the Company’s legal advisor and financial advisor, the Special Committee also heard their opinions as necessary.

(v)	The Special Committee also received explanations on the status of the negotiations regarding the Business Integration Agreement, which are not publicly available to the minority shareholders (general shareholders), and asked to be provided with information from others as necessary.
(vi)	Remuneration of the Special Committee members is limited to the existing remuneration as outside directors of the Company, and no contingency fee is adopted.
B.	Decision-making process
•	Of the Company’s directors, as described in “(2) Approval of all directors who have no interest in the Company” in “6. Measures to Avoid Conflicts of Interest” above, Mr. Jun Nagata has, or is likely to have, a conflict of interest in relation to the Business Integration and did not participate in discussions and negotiations in the Company regarding the Business Integration and will not participate in deliberations and resolutions regarding the Business Integration at meetings of the Board of Directors to be held going forward. Therefore, it can be said that the Company has made efforts to eliminate arbitrariness in the decision-making process.
C.	Involvement of advisors and third-party valuation institutions
•	From the perspective of ensuring fairness in the decision-making process, the Company has received advice from a legal advisor that is independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration.
•	In examining the Consulted Matters, the Special Committee has received legal advice from a legal advisor of the Special Committee that is independent of the Company and Toyota, as well as independent of the success or failure of the Business Integration, concerning the Special Committee’s consideration of and deliberations on the Consulted Matters.
•	The Company has retained its own financial advisor that is independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration and received advice from a financial perspective for considering the framework for calculating the Share Delivery Ratio and the corporate values, etc. of the Company and MFTBC. In addition, the Company has obtained the Calculation Report (Nomura Securities) from a third party valuation institution on the Share Delivery Ratio of the Business Integration in order to ensure the appropriateness of the Share Delivery Ratio in relation to the Business Integration.
•	In examining the Consulted Matters, the Special Committee has retained its own financial advisor that is independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration. In addition, the Special Committee has obtained the Calculation Report (Plutus) from a third party valuation institution in relation to the Share Delivery Ratio of the Business Integration in order to ensure the appropriateness of the Share Delivery Ratio in relation to the Business Integration.

D.	Enriching the provision of information to minority shareholders (general shareholders) and improving the transparency of procedures
•	In the Business Integration, sufficient disclosure of information will be made regarding the process leading to the execution of the Business Integration Agreement for the Business Integration, negotiations therefor and details of such agreement, etc., including the details of the authority granted to the Special Committee, deliberations at the Special Committee, involvement in the negotiations regarding the terms and conditions of the Business Integration Agreement for the Business Integration with Toyota and Daimler Truck, the contents of the report from the Special Committee and the remuneration of the members of the Special Committee. Therefore, material information that will contribute to making a judgement on the appropriateness of the terms and conditions of the transactions, etc. is deemed to have been provided to the shareholders of the Company.
E.	Brief Summary
•	There are no circumstances which create doubt as to the fairness of the system of deliberations and negotiations on the terms and conditions of the Business Integration or of the negotiations and decision-making process regarding the framework of the Share Delivery Ratio of the Business Integration, etc., and, given that measures to ensure fairness have been taken in the course of implementing the Business Integration, the procedures for the Business Integration are considered fair.
(d)	Whether or not it is disadvantageous to the Company’s minority shareholders to implement the Business Integration, taking (a) through (c) above into consideration
•	In (a) to (c) above, it has been confirmed that the purpose of the Business Integration is legitimate and reasonable, the terms and conditions of the Business Integration are appropriate and the procedures for the Business Integration are fair, and none of them are considered problematic. Based on the above, it cannot be said to be unreasonable to execute the Business Integration Agreement and implement the Business Integration once the conditions precedent provided in the Business Integration Agreement are satisfied; therefore, it is considered that it is not disadvantageous to the minority shareholders of the Company to implement the Business Integration.

9. Matters Concerning Changes in the Parent Company and the Largest and Major Shareholder

(1) Scheduled date of the change

Effective date of the Business Integration.

(2) Reason for the change

As a result of the Business Integration, Toyota will no longer constitute the parent company nor the largest and major shareholder of the Company, and since the Integrated Company will become the wholly-owning parent company of the Company, it will constitute the new parent company as well as the largest and major shareholder.

(3) Summary of the Parent Company and the Largest and Major Shareholder

(The Company that will no longer be the Parent Company nor the Largest and Major Shareholder)

(1)	Name	Toyota Motor Corporation
(2)	Address	1 Toyota-cho, Toyota-shi, Aichi
(3)	Name and Title of Representative	Koji Sato, President, Representative Director
(4)	Description of Business	Automotive operations, financial services operations and all other operations
(5)	Stated Capital	635,402 million yen (as of March 31, 2025)
(6)	Date of Incorporation	August 28, 1937
(7)	Equity attributable to owners of the Parent Company	35,924,826 million yen (as of March 31, 2025)
(8)	Total Assets	93,601,350 million yen (as of March 31, 2025)
(9)	Major Shareholders and Shareholding Ratios (Note 1) (as of March 31, 2025)	The Master Trust Bank of Japan, Ltd.	13.84%
		Toyota Industries Corporation	9.14%
		Custody Bank of Japan, Ltd.	6.22%
		Nippon Life Insurance Company	4.85%
		STATE STREET BANK AND TRUST COMPANY (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	4.38%
		JP MORGAN CHASE BANK (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	4.21%
		Denso Corporation	3.45%
		The Bank of New York Mellon as Depository Bank for Depositary Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation)	2.57%
		Toyota Fudosan Co., Ltd.	1.91%
		Mitsui Sumitomo Insurance Company, Limited	1.56%
(10)	Relationship between the Companies	(as of May 31, 2025)
	Capital Relationship	Toyota holds 50.14% (287,897 thousand shares) of the outstanding shares issued by the Company.
	Personnel Relationship	One director is dispatched by Toyota to the Company. 15 employees have been seconded by Toyota to the Company, and 22 employees have been seconded by the Company to Toyota.
	Business Relationship	The Company is contracted by Toyota to manufacture passenger vehicles and certain light-duty trucks. The Company also supplies light-duty trucks as an OEM.

(Note)	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.

(The Company that will become the new Parent Company and the Largest and Major Shareholder)

Please refer to “(7) Status of the Integrated Company after the Business Integration” in “2. Summary of the Business Integration” above.

(4) Number of voting rights and the percentage of voting rights represented by the shares held by the Parent Company and the Largest and Major Shareholder, before and after the change in the number of voting rights of all shareholders, etc. of the Company

(i) Toyota

	Status	Number of Voting Rights (Number of Shares Held) (Ownership Ratio of the Voting Rights)			Ranked Order of Principal Shareholders
		Number Directly Owned	Number Subject to Consolidation	Total
Before the Change (as of March 31, 2025)	Parent Company and the Largest and Major Shareholder	2,878,971 (287,897,126 shares) (50.18%)	-	2,878,971 (287,897,126 shares) (50.18%)	1st
After the Change	-	-	-	-	-
(Note)	The number of voting rights and the number of shares held before the change are as of March 31, 2025. Since the Company plans to implement the Third-Party Allotment to Toyota prior to the day immediately before the effective date of the Share Exchange, the number of voting rights and the number of shares held before the change are subject to change. Also, the ownership ratio of voting rights before the change is rounded off to two decimal places. Toyota’s indirect holdings through the Integrated Company are not included in the numbers subject to consolidation, as it is not planned that the Integrated Company will become a subsidiary of Toyota as a result of the Business Integration.

(ii) The Integrated Company

	Status	Number of Voting Rights (Number of Shares Held) (Ownership Ratio of the Voting Rights)			Ranked Order of Principal Shareholders
		Number Directly Owned	Number Subject to Consolidation	Total
Before the Change	-	-	-	-	-
After the Change	Parent Company and the Largest and Major Shareholder	8,450,698 (1,020,582,664 shares) (100.00%) (planned)	-	8,450,698 (1,020,582,664 shares) (100.00%) (planned)	1st
(Note)	The number of voting rights and number of shares held are the planned number of voting rights and shares calculated by subtracting the number of treasury shares (426,758 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of March 31, 2025, and adding the number of shares to be issued by way of the Third-Party Allotment (270,915,798 common shares, 175,512,774 class A shares) (with respect to the number of voting rights, it is assumed that 100 shares constitute one unit). With respect to the treasury shares held by the Company (including treasury shares to be acquired by the Company in response to an exercise of appraisal rights under Article 785 of the Companies Act upon the Share Exchange) as of the Reference Time, the Company plans to cancel all of such treasury shares at the Reference Time by a resolution of the Board of Directors to be held by the day immediately before the effective date of the Share Exchange. As a result, the number of voting rights and number of shares held after the change are subject to change.

(5) Changes in Unlisted Parent Companies, etc. Requiring Disclosure

Not applicable.

(Reference) Forecasts of Consolidated Financial Results for the Current Fiscal Year (published on April 24, 2025) and Consolidated Financial Results for the Previous Fiscal Year

(in million yen, unless otherwise specifically indicated)

	Net Sales	Operating Income	Ordinary Income	Profit Attributable to Owners of Parent	Profit per Share (in yen)
Forecast for the Current Fiscal Year (Fiscal year Ending March 31, 2026)	1,500,000	40,000	35,000	20,000	34.84
Results for the Previous Fiscal Year (Fiscal Year Ended March 31, 2025)	1,697,229	57,490	39,310	-217,753	-379.34

End